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                                                                       EXHIBIT 2

                   LETTERHEAD OF ROBBIE A. HASHEM, DDS, MS, PC

November 29, 2002

Bruce Galloway
Galloway Capital Management, LLC
1325 Avenue of the Americas, 26th Floor
New York, New York 10019


Dear Bruce:

I want to inform you of my decision to fully support the Merger proposal ("Merger") between Monarch Dental Corporation ("Monarch") and BrightNow! Dental.

After what I believe is a thorough evaluation of the different proposals presented to the Special Board Committee of Monarch, regarding the debt restructuring of Monarch, I came to the conclusion that the Merger, is the only viable option that provides, with some certainty, some equity for Monarch's shareholders, and more importantly, would keep this company together and prevent any disruption in the care of Monarch's valuable patients.



Sincerely,


Robbie A. Hashem, DDS, MS



cc:   Fred Knoll, Knoll Capital Management, LP
Allan S. Huston, Director (Chairman, Special Board Committee - Monarch)